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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43200

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AMCORE Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 Seventh Street
(No. and street)

Rockford	**Illinois**	**61104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvette H. Powell — **(815) 961-3450**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 East Wells Avenue	**Milwaukee**	**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

OATH OR AFFIRMATION

I, Greg T. Lewandowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMCORE Investment Services, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name Greg T. Lewandowski
Title President

"OFFICIAL SEAL"
Jodi Digangi
Notary Public, State of Illinois
My Commission Expires Sept. 21, 2009

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AMCORE Investment Services, Inc.
SEC I.D. 8-43200

Financial Statements as of and for the Year Ended December 31, 2007, Supplemental Schedules as of December 31, 2007, Independent Auditors' Report and Supplemental Report on Internal Control

AMCORE INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AMCORE Investment Services, Inc.:

We have audited the accompanying statement of financial condition of AMCORE Investment Services, Inc. (the "Company"), which is a wholly owned subsidiary of AMCORE Financial, Inc., as of December 31, 2007, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2008

AMCORE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 616,467
DEPOSIT WITH CLEARING BROKER	50,000
COMMISSIONS RECEIVABLE	245,423
PREPAID EXPENSES AND OTHER ASSETS	89,806
DUE FROM AMCORE BANK, N.A.	73,245
EQUIPMENT — At cost — net of accumulated depreciation of $78,453	15,725
TOTAL	$1,090,666

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 301,264
Due to AMCORE Investment Group, N.A.	89,402
Total liabilities	390,666
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	699,900
Total stockholder's equity	700,000
TOTAL	$1,090,666

See notes to financial statements.

AMCORE INVESTMENT SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$4,211,563
Interest on deposits	26,068
Other income	34,913
Total revenues	4,272,544
EXPENSES:	
Salaries and commissions	2,168,729
Employee benefits	390,612
Management fees	432,192
Occupancy and equipment	162,968
Data processing expense	142,824
Clearing fees	127,170
Professional fees	44,677
Communication expense	40,263
Other operating expense	238,951
Total expenses	3,748,386
PROFIT BEFORE SHARED REVENUE TO AFFILIATES	524,158
SHARED REVENUE TO AFFILIATES	(524,158)
NET INCOME	$ -

See notes to financial statements.

AMCORE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2007	$ 100	$ 699,900	$ -	$ 700,000
BALANCE — December 31, 2007	$ 100	$ 699,900	$ -	$ 700,000

See notes to financial statements.

AMCORE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation of premises and equipment	12,058
Decrease in commissions receivable	47,093
Increase in prepaid expense and other assets	(20,531)
Net change in balance due to AMCORE Bank, N.A.	(74,274)
Net change in balance due to AMCORE Investment Group, N.A.	89,402
Increase in accounts payable and accrued expenses	18,620
Net cash provided by operating activities	72,368
NET INCREASE IN CASH AND CASH EQUIVALENTS	72,368
CASH AND CASH EQUIVALENTS:	
Beginning of year	544,098
End of year	$ 616,466
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION —	
Income tax payments	$ 9,840

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — AMCORE Investment Services, Inc. (the "Company") is a wholly owned subsidiary of AMCORE Investment Group, N.A. ("AIGNA"), which is a wholly owned subsidiary of AMCORE Financial, Inc. ("AFI"). The Company conducts business as a broker/dealer in securities. Additionally, the Company sells annuity products. These services are offered to individual and institutional customers at all AMCORE Bank, N.A. ("Bank") branch locations, which is a wholly owned bank subsidiary of AFI.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash equivalents include investments in money market mutual funds. As of December 31, 2007, $56,616 was invested in a Bank checking account.

Securities Transactions — Proprietary securities transactions (securities owned), commission revenue, and related expense are recorded on the trade-date basis.

Equipment — Equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the useful life of the applicable asset. Depreciation expenses for software and equipment was $12,058 in 2007.

Commissions Receivable — Commissions receivable represent amounts due to the Company from its clearing broker/dealer relating to customer securities transactions introduced by the Company as well as amounts due from insurance agencies related to the sale of annuity and other insurance products. Commissions receivable include 12B-1 fees.

Income Taxes — The Company's results of operations are included in the consolidated federal and state income tax returns of AFI. Federal and state income taxes payable are based on the Company's taxable income and AFI's statutory rates. Amounts due or owed are settled with AFI on a quarterly basis.

Deferred income taxes result from temporary differences in the basis of assets and liabilities for income tax and financial statement purposes. These differences relate primarily to different deferred

compensation bases for income tax and financial statement purposes and the use of accelerated depreciation methods for income tax purposes. Deferred income taxes totaled $1,902 at December 31, 2007, and are included in prepaid expenses and other assets in the statements of financial condition.

Management believes that it is more likely than not that the deferred tax assets will be fully realized; therefore, no valuation allowance has been recorded at December 31, 2007.

2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2007, the Company's net capital totaled $415,883, which was in excess of the net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio at December 31, 2007, was 0.94.

3. RELATED-PARTY TRANSACTIONS

By arrangement, the Company remits all excess revenues, after deducting all expenses of the Company, to the Bank. This amount is reported as shared revenues to affiliates in the statements of income. Amounts due from the Bank at December 31, 2007, were $73,245.

Management fees totaled $432,192 for the year ended December 31, 2007. These fees are allocated on a pro-rata basis to the Company and are remitted to the Bank for services rendered.

Employees of AIGNA sell insurance products on behalf of the Company. The Company remits all commissions earned by those employees, less expenses, to AIGNA. Amount due to AIGNA at December 31, 2007, was $89,402.

The Company occupies space owned by and pays rent to the Bank. Rent expense for the year ended December 31, 2007, was $146,016.

At December 31, 2007, the Company had cash of $56,616 on deposit with the Bank.

4. OFF-BALANCE SHEET AND CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

5. EMPLOYEE BENEFIT PLANS

The Company participates in the AMCORE Financial Security Plan (the "Security Plan"), a qualified profit sharing plan under Section 401(a) of the Internal Revenue Code. The Security Plan offers participants a personal retirement account funded by company contributions and a personal savings account 401(k) funded by employee 401(k) contributions and company matching amounts. The expense related to the Security Plan for the year ended December 31, 2007, was $106,106.

The Company provides a deferred compensation plan for certain key employees and directors. This plan provides the opportunity to defer up to 90% of salary and 100% of bonus with balances growing tax deferred until withdrawn from plan. Earnings accrue based upon investment election by participant in eleven measurement funds. The total nonqualified deferred compensation plan liability at December 31, 2007, totaled $12,588 and the expense related to the plan was $1,254 for 2007.

6. CONTINGENCIES

Management believes that no litigation is threatened or pending in which the Company faces potential loss or exposure which will materially affect the Company's financial position or results of operations.

* * * * * *

SUPPLEMENTAL SCHEDULES

AMCORE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES ACT OF 1934 AS OF DECEMBER 31, 2007

Aggregate indebtedness, accounts payable, and accrued expenses	$ 390,666
Net capital — stockholder's equity	$ 700,000
Deductions:	
Nonallowable commissions receivable	(94,144)
Prepaid expenses and other assets	(89,806)
Due from AMCORE Bank, N.A.	(73,245)
Equipment — net of accumulated depreciation	(15,725)
Haircut on holdings of money market funds	(11,197)
Total deductions	(284,117)
Net capital	415,883
Minimum required net capital	250,000
Capital in excess of minimum requirements	$ 165,883
Ratio of aggregate indebtedness to net capital	0.94

AMCORE INVESTMENT SERVICES, INC.

EXEMPTIVE PROVISION PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES ACT OF 1934 AS OF DECEMBER 31, 2007

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through National Financial Services, Inc.

Note: The information in this Schedule II is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by the Company on January 25, 2008.

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

To the Board of Directors
AMCORE Investment Services, Inc.:

In planning and performing our audit of the financial statements of AMCORE Investment Services, Inc. (the "Company"), which is a second tier wholly owned subsidiary of AMCORE Financial, Inc., as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 26, 2008

END